UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Forbes Energy Services Ltd.
(Exact name of registrant as specified in its charter)

Delaware	26-1686176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000 South Business Highway 281
Alice, Texas 78332
(Address of principal executive offices)
Registrant’s telephone number, including area code: (361) 664-0549
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.01 per share
Item 1.    Description of Registrant’s Securities to be Registered.
General
As previously disclosed by Forbes Energy Services Ltd., or the Company, on March 29, 2017, the United States Bankruptcy Court for the Southern District of Texas-Corpus Christi Division issued an order confirming the prepackaged joint plan of reorganization of the Company and certain of its domestic subsidiaries or, collectively, the Debtors, dated December 21, 2016, as amended and supplemented, the Plan, pursuant to chapter 11 of the United States Bankruptcy Code, or the Bankruptcy Code.
On April 13, 2017, or the Effective Date, the Plan became effective pursuant to its terms and the Debtors emerged from their chapter 11 cases. On that date, all previously issued and outstanding Equity Interests (as defined in the Plan and which include the Company’s prior common stock, $0.04 par value per share, the Company’s preferred stock, awards under the Company’s 2012 Incentive Compensation Plan, and the preferred stock purchase rights under the Rights Agreement, dated as of May 19, 2008 and subsequently amended on July 8, 2013, between the Company and CIBC Mellon Trust Company, as rights agent) of the Company were extinguished without recovery as of such date. Pursuant to the Plan, on the Effective Date, the Company created a new class of common stock, par value $0.01 per share, or the New Common Stock, and issued approximately 5,249,997 shares of New Common Stock. The Company has reserved an additional 750,000 shares of New Common Stock for issuance under the Company’s Management Incentive Plan. This registration statement registers the New Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.
Also on the Effective Date, the Company filed its certificate of incorporation with the Secretary of State of the State of Delaware, or the Certificate of Incorporation, in converting from a Texas corporation to a Delaware corporation and adopted its second amended and restated bylaws, or the Bylaws. The following description of the New Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware, or the DGCL, contains provisions which affect the capital stock of the Company.
Authorized Capital Stock
The Certificate of Incorporation provides that the Company is authorized to issue 41,000,000 shares of capital stock, divided into two classes consisting of (a) 40,000,000 shares of New Common Stock and (b) 1,000,000 shares of preferred stock, par value $0.01 per share.
New Common Stock
The New Common Stock carries the following rights:

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Voting. Holders of the New Common Stock are entitled to one vote per share of New Common Stock owned as of the relevant record date on all matters submitted to a vote of stockholders. Except as otherwise required by Delaware law, holders of New Common Stock (as well as holders of any preferred stock of the Company entitled to vote with such common shareholders) vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. The election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters are determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the rules or regulations of any stock exchange applicable to the Company, the Certificate of Incorporation or the Bylaws, a different vote is required, in which case such provision shall govern and control the decision of such matter.

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Dividends. Subject to provisions of applicable law and the Certificate of Incorporation, dividends may be declared by and at the discretion of the board of directors of the Company at any meeting and may be paid in cash, in property, or in shares of stock of the Company.

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Liquidation, dissolution or winding up. Except as otherwise required by the Certificate of Incorporation or the Bylaws, in the event of the liquidation, dissolution or winding-up of the Company, holders of New Common Stock will have all rights and privileges typically associated with such securities as set forth in the DGCL in relation to rights upon liquidation.

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Restrictions on transfer. The New Common Stock is not subject to restrictions on transfer as a result of the Certificate of Incorporation or the Bylaws. Nevertheless, there may be restrictions imposed by applicable securities laws or by the terms of other agreements entered into in the future. The Bylaws permit the Company to place restrictive legends on its share certificates in order to ensure compliance with these restrictions.

•	Other rights. Holders of the New Common Stock have no preemptive, redemption, conversion or sinking fund rights.
The rights, preferences, and privileges of the holders of the New Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued by the Company.
Preferred Stock
As of April 18, 2017, the Company has no shares of preferred stock outstanding. Under the Certificate of Incorporation, the Company’s board of directors is authorized to issue, without further action by the Company’s stockholders, preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the terms, including voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of the shares of each such series, to the extent permitted by law.
The purpose of authorizing the Company’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire control of the Company, or could adversely affect the rights of holders of the New Common Stock by restricting dividends on the New Common Stock, diluting the voting power of the New Common Stock, impairing the liquidation rights of the New Common Stock or delaying or preventing a change in control without further action by the stockholders. As a result of these and other factors, the issuance of preferred stock could have an adverse impact on the market price of the New Common Stock.
Limitation on Issuance of Nonvoting Equity Securities
The Certificate of Incorporation provides that the Company will not issue non-voting equity securities; provided, however, the foregoing restriction will (i) have no further force and effect beyond that required under section 1123(a)(6) of the Bankruptcy Code, (ii) only have such force and effect for so long as section 1123 of the Bankruptcy Code is in effect and applicable to the Company, and (iii) in all events may be amended or eliminated in accordance with applicable law as from time to time may be in effect. The prohibition on the issuance of non-voting equity securities is in compliance with section 1123(a)(6) of the Bankruptcy Code.
Anti-Takeover Provisions in Delaware Law and the Certificate of Incorporation and the Bylaws
The Certificate of Incorporation and the Bylaws contain provisions that may discourage or prevent a change of control even if such transaction would be beneficial to our stockholders.
No Cumulative Voting
The Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors or any other matters and cumulative voting is not otherwise provided for under the DGCL.
Classified Board of Directors
The board of directors of the Company will be divided into three classes. The directors will serve staggered three-year terms. The initial terms of the directors of each class will expire at the annual meetings of stockholders to be held in 2018 (Class I), 2019 (Class II) and 2020 (Class III). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Company’s board.
The Certificate of Incorporation provides that the classified board provision may not be altered or repealed without the affirmative vote of the holders of at least 80% of the shares entitled to vote in an election of directors. Furthermore, the board of directors of the Company may not amend or repeal the classified board provision.
No Action by Written Consent
The Certificate of Incorporation provides that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of such stockholders and may not be effected by consent in writing by such stockholders.

Special Meetings of Stockholders
Except as otherwise provided by statute or the Bylaws, special meetings of stockholders may be called only by the Chief Executive Officer of the Company, the Chairman of the board of directors of the Company, or the board of directors of the Company.
Business Combinations
The Company has opted out of Section 203 of the DGCL. However, the Certificate of Incorporation contains similar provisions providing that the Company may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the Company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of the Company’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by the board and by the affirmative vote of holders of at least 66 2/3% of the votes of the Company’s outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of the Company’s outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the board of directors of the Company because the stockholder approval requirement would be avoided if the board of directors approves the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the board of directors and may make it more difficult to accomplish transactions stockholders may otherwise deem to be in their best interests.
The Certificate of Incorporation provides that the following persons shall not constitute “interested stockholders” for purposes of this provision:

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any person that acquires beneficial ownership of voting securities of the Company pursuant to the Plan in consideration for such person’s claim arising under or relating to the indenture governing the Company’s 9% senior notes dated June 7, 2011, or an Investor;

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certain transferees that acquire (other than in a registered public offering) directly from an Investor or any of such Investor’s affiliates beneficial ownership of fifteen percent or more of the then outstanding voting securities of the Company;

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certain tranferees that acquire (other than in a registered public offering) directly from certain specified transferors beneficial ownership of fifteen percent or more of the then outstanding voting securities of the Company; or

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any person whose ownership of voting securities of the Company in excess of fifteen percent is the result of any action taken solely by the Company; provided, however, that such person shall be an “interested stockholder” if thereafter such person acquires additional voting securities of the Company, except as a result of further corporate action not caused by such person.

Advance Notice Procedure
The Bylaws provide that if notice is provided for a stockholders meeting other than an annual meeting, the business transacted at such meeting shall be limited to the matters so stated in the Company’s notice of meeting.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the fullest extent permitted by law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Ascribe Capital LLC, or Ascribe, Solace Capital Partners, L.P., or Solace, and certain funds or accounts advised or sub-advised by Ascribe or Solace or, collectively, the Specified Investors, and any officer, director, partner or employee of any entity comprising the Specified Investors, and any portfolio company in which such entities or persons have an equity interest (other than the Company and its subsidiaries), collectively with the Specified Investors, the Specified Parties. In addition, to the fullest extent permitted by law, in the event any Specified Party acquires knowledge of a corporate opportunity, such Specified Party will have no duty to communicate or present such corporate opportunity to the Company. The Certificate of Incorporation does not renounce interest in any corporate opportunity that is (i) offered in writing solely to a director or officer of the Company or its subsidiaries who is not also a Specified Party, (2) offered to a Specified Party who is a director, officer or employee of the Company and who is offered such opportunity solely in his or her capacity as a director, officer or employee of the Company, or (3) identified by a Specified Party solely through the disclosure of information by or on behalf of the Company.
Limitation on Liability of Directors and Officers
The Certificate of Incorporation provides that no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except the liability of the director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws, (iii) for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the Company’s rights and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, except in the situations described above.
Amendments to the Certificate of Incorporation
The Certificate of Incorporation provides that the Certificate of Incorporation can only be amended or repealed by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote thereon, except with respect to the classified board provision, which can only be amended or repealed by the affirmative vote of the holders of at least 80% of the shares entitled to vote thereon.
Amendments to the Bylaws
The Certificate of Incorporation confers on the board of directors of the Company the authority to adopt, amend or repeal the Bylaws. The Certificate of Incorporation further provides that holders of at least 66 2/3% of the votes of the Company’s outstanding voting stock may adopt, amend or repeal the Bylaws.
Registration Rights
Pursuant to the Plan, on the Effective Date, the Company and certain of its stockholders executed a registration rights agreement, or the Registration Rights Agreement.
Pursuant to the Registration Rights Agreement, among other things, any holder that, together with such holder’s affiliates or, collectively, a Demand Holder, (i) beneficially owns at least 10% of the outstanding shares of New Common Stock as of the Effective Date and (ii) continues to beneficially own at least 5% of the aggregate outstanding shares of New Common Stock will have the right to request the Company to file with the Securities and Exchange Commission, or the SEC, a registration statement, or a Demand Registration, on Form S-1, or a Long-Form Registration, or Form S-3, or a Short-Form Registration, of all or any portion of the Registrable Securities (as defined below) held by such holder. Notwithstanding the foregoing, the Company shall be required to conduct no more than two Long-Form Registrations and an unlimited number of Short-Form Registrations for Demand Holders. Any Demand Holder may request that any offering conducted under a Long-Form Registration or a Short-Form Registration be underwritten.
The term “Registrable Securities” means at any time New Common Stock held or beneficially owned by any party to the Registration Rights Agreement, including (i) any New Common Stock issued pursuant to the Plan or upon the conversion, exercise or exchange, as applicable, of any other securities and/or interests issued pursuant to the Plan and (ii) any shares of New Common Stock acquired in the open market or otherwise purchased or acquired by such person after the Effective Date; provided, however, Registrable Securities shall irrevocably cease to constitute Registrable Securities upon the earliest to occur of: (i) the date on which such securities have been disposed of pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act; (ii) the date on which such securities have been disposed of pursuant to Rule 144 promulgated under the Securities Act; (iii) the date on which such securities have been transferred to any person, other than pursuant to terms of the Registration Rights Agreement; and (iv) the date on which such securities cease to be outstanding.

Pursuant to the Registration Rights Agreement, among other things, the Company will file with the SEC a shelf registration statement on Form S-1 promptly after the Effective Date. Following the effectiveness of the shelf registration statement, any Demand Holder may request to effectuate a shelf takedown off of such shelf by means of an underwritten public offering. The Company, however, will not be obligated to effect an underwritten shelf takedown within 60 days after the pricing of a previous underwritten shelf takedown.
In the event the Company proposes to file a Demand Registration or a Company initiated registration statement with respect to a public offering of any class of the Company’s equity securities other than a registration statement on Form S-8 or Form S-4, such registration a Piggyback Registration, the Company must notify all Holders of Registrable Securities of its intention to effect such Piggyback Registration.
The Registration Rights Agreement includes customary indemnification provisions.
The foregoing description is a summary and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by this reference.
Transfer Agent and Registrar
The transfer agent and registrar for the New Common Stock is American Stock Transfer & Trust Company, LLC.
Listing
The New Common Stock is presently not traded on any market or recognized exchange.  However, the Company has submitted an application for quotation on the OTC Markets and an application for listing on the NASDAQ Global Market.  The Company will file a Form 8-K announcing when trading on any such platform will begin.

Item 2.	Exhibits.

Exhibit Number	Description of Exhibit

3.1*	Certificate of Incorporation of Forbes Energy Services Ltd.

3.2*	Second Amended and Restated Bylaws of Forbes Energy Services Ltd.

4.1*	Specimen Certificate for the New Common Stock.

10.1*	Registration Rights Agreement by and among Forbes Energy Services Ltd. and certain holders identified therein dated as of April 13, 2017.

*Filed herewith.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FORBES ENERGY SERVICES LTD.

Date: April 18, 2017	By:	/s/ L. Melvin Cooper
L. Melvin Cooper
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

3.1*	Certificate of Incorporation of Forbes Energy Services Ltd.

3.2*	Second Amended and Restated Bylaws of Forbes Energy Services Ltd.

4.1*	Specimen Certificate for the New Common Stock.

10.1*	Registration Rights Agreement by and among Forbes Energy Services Ltd. and certain holders identified therein dated as of April 13, 2017.

*Filed herewith.

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